Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Member

TransMontaigne GP L.L.C.:

We consent to use of our reports dated March 16, 2007 with respect to the consolidated balance sheets of TransMontaigne Partners L.P. and subsidiaries as of December 31, 2006 and 2005, and June 30, 2005, and the related consolidated statements of operations, partners’ equity, and cash flows for the year ended December 31, 2006, for the six months ended December 31, 2005, and for each of the years in the two-year period ended June 30, 2005, and the related financial statement schedule (Exhibit 99.1), management’s assessment of the effectiveness of internal control over financial reporting and  the effectiveness of internal control over financial reporting as of December 31, 2006, incorporated herein by reference.

KPMG LLP

Denver, Colorado
December 18, 2007